January 29, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: H. Yuna Peng, Division of Corporate Finance

RE:	Lakes Entertainment, Inc. Registration Statement on Form S-3 File No. 333-129783
Ladies and Gentlemen:
     We are transmitting Amendment No. 1 to our Registration Statement on Form S-3, reflecting revisions made in response to Staff’s comments in its letter dated January 11, 2007. In response to the Staff’s comments to our Registration Statement on Form S-3 filed on January 3, 2007, we are providing the following supplemental information. The paragraph numbers correspond to the paragraph numbers contained in the Staff’s comment letter dated January 11, 2007. The page references in the responses set forth below are to the pages of Amendment No. 1 to our Registration Statement on Form S-3.
General
1.	We note that you are registering an indeterminate number of shares because the conversion price of the preferred shares may be adjusted. Please note that Rule 416 covers only stock splits, stock dividends and similar transactions and does not cover the resale of an indeterminate number of shares resulting from the floating conversion rate to which you refer. Please see Interpretation 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available CF telephone interpretations for guidance. Accordingly, please revise to register the maximum number of shares you think may be issuable pursuant to the registration rights agreement based on a good-faith estimate, and, if the estimate turns out to be insufficient, file a new registration statement to register the additional shares for resale.

Response: We have not modified the number of shares of common stock to be registered. Instead, we have revised footnote 1 to the Calculation of Registration Fee table on the cover page to clarify that the 1,625,000 shares of common stock registered include an indeterminate number of additional shares of common stock as may be issued by reason of any stock dividend, stock split or other similar transactions effected without receipt of consideration that results in an increase in the number of outstanding shares of common stock as permitted by Rule 416. In addition, footnote 3 to the table has been revised to clarify the following information:

•	That the 1,625,000 shares of common stock registered include the number of shares of common stock issuable to the selling shareholder upon either (i) conversion of outstanding shares of series A convertible preferred stock or (ii) exercise of outstanding warrants.

•	The 1,625,000 shares of common stock registered is 130% of the shares of common stock issuable upon the exercise of the warrants as required by the terms of the registration rights agreement. The warrants are currently exercisable for 1,250,000 shares of common stock.
We believe that the 1,625,000 shares of common stock registered is a good-faith estimate of the maximum number of shares that may be issuable pursuant to the terms of the registration rights agreement. If the number of shares registered turns out to be insufficient, we will file a new registration statement to register the additional shares for resale.

2.	Please provide a clearer and more detailed discussion of the material terms of the conversion of outstanding shares of series A convertible preferred stock.

Response. We have added additional information regarding the material terms of the conversion of outstanding shares of series A convertible preferred stock in the section entitled “Description of Capital Stock — Series A Convertible Preferred Stock- Conversion Rights” beginning on page 20 of Amendment No. 1 to our Registration Statement on Form S-3.
     We also received a verbal comment from Staff asking for confirmation that we had filed all material exhibits to the Securities Purchase Agreement dated February 15, 2006 between us and PLKS Holdings, LLC (“Securities Purchase Agreement”) filed as Exhibit 10.2 to our Current Report on Form 8-K filed on February 22, 2006 (“Form 8-K”). We believe that all of the material exhibits to the Securities Purchase Agreement have been filed with that Form 8-K as follows:
•	Exhibit A to the Securities Purchase Agreement was the Form of Certificate of Designation. A copy of the Certificate of Designation was filed as Exhibit 3.1 to the Form 8-K.

•	Exhibit B to the Securities Purchase Agreement was the Form of Warrant. A copy of the Warrant was filed as Exhibit 10.4 to the Form 8-K.

•	Exhibit C to the Securities Purchase Agreement was the Form of Registration Rights Agreement. A copy of the Registration Rights Agreement was filed as Exhibit 10.3 to the Form 8-K.

•	None of the remaining exhibits to the Securities Purchase Agreement (Exhibit D — Form of Irrevocable Transfer Agent Instructions; Exhibit E-1 — Form of Initial Closing Opinion of Company’s Counsel; Exhibit E-2 — Form of Additional Closing Opinion of Company’s Counsel; Exhibit F — Form of Secretary’s Certificate; and Exhibit G — Form of Officers Certificate) were filed as an exhibit to the Form 8-K on the grounds that they were just ministerial documents that did not contain substantive terms and conditions relating to the Securities Purchase Agreement.
     Please contact me if you have questions or if I may be of any assistance with regard to the enclosed responses.

Very truly yours, LAKES ENTERTAINMENT, INC
By /s/ Timothy J. Cope
Timothy J. Cope
President and Chief Financial Officer

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